Exhibit 99.1

PRESS RELEASE

Renewables in Europe:

TotalEnergies Acquires Shell’s Renewables Business

and Sells a 50% Stake in a Portfolio of Developed Assets to KKR

•	The acquisition of Shell’s onshore renewables portfolio complements TotalEnergies’ power generation activities in four key European countries.

•	The transaction with KKR is in line with TotalEnergies’ business model of selling 50% stakes in renewable assets once developed.

Paris, August 3, 2026 – In line with its Integrated Power strategy in Europe focused on selected deregulated markets, as illustrated by the recent transaction with EPH, and with its business model designed to optimize capital allocation in renewables, TotalEnergies announces the signing of two transactions in Europe:

- The acquisition of a 4 GW renewables portfolio from Shell, including 500 MW of solar and wind assets in operation or under construction.

TotalEnergies has signed an agreement with Shell to acquire its entire onshore renewables business in Europe, including 500 MW of solar and wind assets in operation or under construction, mainly located in Italy and the Netherlands, and a 3.5 GW pipeline of solar, wind and battery storage projects in Italy, the United Kingdom and Spain.

This asset portfolio will be wholly owned by TotalEnergies upon completion of the transaction, which is expected by the end of 2026 and remains subject to approval by the relevant authorities.

This transaction complements TotalEnergies’ power generation activities in these four key markets for the deployment of its Integrated Power strategy in Europe, in particular its European renewables asset portfolio, which amounts to nearly 10 GW of gross installed capacity or capacity under construction and 27 GW under development.

- The sale to KKR of a 50% stake in an already largely developed 1.2 GW renewables asset portfolio for an enterprise value of €1.8 billion.

Confirming its ability to execute partial farm-downs year after year in line with its renewables business model, TotalEnergies has signed an agreement with an insurance account managed by KKR, a leading global investment firm, for the sale of a 50% stake in a 1.2 GW onshore solar and wind asset portfolio in Europe. The portfolio’s enterprise value amounts to €1.8 billion.

The transaction covers a portfolio of assets in Germany, Spain, France and Poland. The electricity produced by these assets is already sold to third parties or will be marketed by TotalEnergies.

TotalEnergies will retain a 50% stake in the assets and continue to operate them after completion of the transaction, which is expected in 2026 and subject to customary conditions.

“In line with our strategy, these two transactions enable us to optimize our capital allocation in renewables while continuing to deploy our Integrated Power strategy. The acquisition of Shell’s onshore renewables assets in Europe strengthens our power generation positions in selected key deregulated markets across Europe and supports the implementation of our integrated strategy across the electricity value chain, complementing the flexible generation capacity of the gas-fired power plants of TTEP, our joint venture with EPH, particularly in Italy, the Netherlands and the United Kingdom,” said Stéphane Michel, President, Gas, Renewables & Power at TotalEnergies. “In addition, with this agreement with KKR, we demonstrate once again our ability to implement our business model in renewables in order for Integrated Power to reach a ROACE of 12% by 2030.”

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of June 2026, TotalEnergies holds more than 37 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).